FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Notice of Earnings Announcement Date

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	February 2, 2007	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Closing of the Register of Shareholders

1. Company Name		Webzen Inc. (WZEN)
2. Fiscal year	From	10/01/2006
	To	12/31/2006
3. Scheduled Disclosure Date		02/13/2007
4. Method		Conference call
5. Participant		Financial Analysts and Major Shareholders - Local participants: 02/13/2007 (4 pm to 5 pm-Local time) - Overseas participants: 02/14/2007 ( 8:30 am to 9:30 am- Local time)
6. Major Contents		2006 Q4 Earnings Results, 2007 prospects, Q&A
7. Materials	Download method	Can be downloaded through Webzen’s website Korean: http://www.webzen.com/kr/investor/pds/pdslist/asp English: http://www.webzen.com/eng/investor/pds.asp
8. Other	1) Board of Directors Meeting will be held on 02/13/2007 for the approval of 2006 Q4 earnings
2) 2006 Q4 earnings will be released on the day of BOD meeting
3) The financial results for 2006 Q4 scheduled to be released are being prepared on an unaudited basis, and may be changed during the independent auditing process
9. Person in charge of IR	Department	Investor Relations
	Contact Number	82-2-3498-6818
	Fax Number	82-2-2057-2568